UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crescent Energy Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 par value

(Title of Class of Securities)

44952J104

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44952J104	Page 2 of 26 Pages

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,180,271
	8	SHARED VOTING POWER 6,561,377
	9	SOLE DISPOSITIVE POWER 3,180,271
	10	SHARED DISPOSITIVE POWER 6,561,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,741,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 6, 2024 (the “Form 10-Q”), as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 3 of 26 Pages

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,350
	8	SHARED VOTING POWER 6,561,377
	9	SOLE DISPOSITIVE POWER 14,350
	10	SHARED DISPOSITIVE POWER 6,561,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,575,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 4 of 26 Pages

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,413,523
	8	SHARED VOTING POWER 6,561,377
	9	SOLE DISPOSITIVE POWER 2,413,523
	10	SHARED DISPOSITIVE POWER 6,561,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,974,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 5 of 26 Pages

1	NAME OF REPORTING PERSONS Goff Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,213,073
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,213,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 6 of 26 Pages

1	NAME OF REPORTING PERSONS Goff Family Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 605,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 605,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 7 of 26 Pages

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 607,741
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 607,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 8 of 26 Pages

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,876,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,876,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,876,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 9 of 26 Pages

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,876,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,876,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,876,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 10 of 26 Pages

1	NAME OF REPORTING PERSONS The Goff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 11 of 26 Pages

1	NAME OF REPORTING PERSONS GFT Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 12 of 26 Pages

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 13 of 26 Pages

1	NAME OF REPORTING PERSONS GFS Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,471,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,471,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 14 of 26 Pages

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,028,804
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,028,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 15 of 26 Pages

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,028,804
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,028,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 16 of 26 Pages

1	NAME OF REPORTING PERSONS GFS MCEP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 953,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 953,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 17 of 26 Pages

1	NAME OF REPORTING PERSONS Goff MCEP II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 953,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 953,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 18 of 26 Pages

1	NAME OF REPORTING PERSONS GFS Energy GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

SCHEDULE 13D

CUSIP No. 44952J104	Page 19 of 26 Pages

1	NAME OF REPORTING PERSONS Goff Focused Energy Strategies, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Based on 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of Class A common stock and (ii) 65,948,124 shares of Class B common stock outstanding as of April 30, 2024, as reported in the Form 10-Q, as described in Item 5 below.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2021 (the “Original Statement”; as amended by this Amendment, this “Statement”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Crescent Energy Company, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

Each of Kulik Partners, LP (“Kulik”) and Kulik GP, LLC (“Kulik GP”) was previously named as reporting persons under the Original Statement. As described below in Item 3 of this Statement, Kulik has subsequently transferred all of its shares of Common Stock to Holdings in certain transactions described in more detail in Item 3 below. As a result, each of Kulik and Kulik GP no longer holds any shares of Common Stock. As described in Item 3 below, each of Kulik and Kulik GP is no longer in existence as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by the addition of the following information:

In 2022, in connection with its liquidation, Kulik transferred an aggregate of 74,578 shares of Common Stock (representing all of the shares of Common Stock beneficially owned and held of record by Kulik at such time) to Holdings for no consideration. Following such transfer, Kulik beneficially owned no shares of Common Stock. As of the date hereof, Kulik is no longer in existence. In connection with the liquidation of Kulik, the existence of Kulik GP (formerly the general partner to Kulik) was also terminated.

As compensation in respect of service as Chairman of the Issuer’s Board of Directors (the “Board”), the Issuer has granted John C. Goff awards of restricted stock units (RSUs), each representing a contingent right to receive one share of Common Stock that will vest, subject to continued service on the Board, within one year after the applicable date of grant, pursuant to the Issuer’s equity compensation plan. In April 2022, April 2023 and April 2024, John C. Goff was awarded RSUs representing 9,131 shares, 20,357 shares and 25,492 shares of Common Stock, respectively. The awards granted in April 2022 and April 2023 have vested as of the date hereof. All RSUs, upon vesting, are settled as shares of Common Stock into the brokerage account of Holdings.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by the addition of the following information:

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As disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on May 16, 2024, on May 15, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SilverBow Resources, Inc., a Delaware corporation (“SilverBow”), Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly owned subsidiary of Issuer (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Merger Sub Inc.”), and Artemis Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Artemis Holdings (“Merger Sub LLC,” and together with the Issuer, Artemis Holdings and Merger Sub Inc., the “Issuer Parties”), pursuant to which, among other things and upon the terms and subject to the conditions set forth therein, (i) at the Initial Merger Effective Time (as defined in the Merger Agreement), Merger Sub Inc. will be merged with and into SilverBow (the “Initial Merger”), whereupon the separate existence of Merger Sub Inc. will cease, and SilverBow will be the surviving corporation of such merger (the “Initial Surviving Corporation”) as a direct wholly owned subsidiary of the Issuer, and (ii) at the Subsequent Merger Effective Time (as defined in the Merger Agreement), the Initial Surviving Corporation will be merged with and into Merger Sub LLC, whereupon the separate existence of the Initial Surviving Corporation will cease, and Merger Sub LLC will continue as the surviving company of the Subsequent Merger as a direct wholly owned subsidiary of Artemis Holdings.

Concurrently with the execution of the Merger Agreement, on May 15, 2024, John C. Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Goff MCEP, MCEP II, Goff Energy and Goff Foundation (the “Goff Holders”), each as a stockholder of the Issuer, and SilverBow entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which, among other things and upon the terms and subject to the conditions set forth therein, each Goff Holder agreed (i) not to transfer the shares of Common Stock beneficially owned by such Goff Holder until the termination of the Voting and Support Agreement and (ii) to vote (or cause to be voted) all shares of Common Stock beneficially owned by such Goff Holder (A) in favor of the approval of the issuance of shares of Common Stock in connection with the Initial Merger and such other stockholder proposal necessary for the consummation of the transactions contemplated by the Merger Agreement and (B) (1) against any Parent Acquisition Proposal (as defined in the Merger Agreement), (2) against any action that would reasonably be expected to impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement or the Voting and Support Agreement or any transaction would reasonably be expected to result in a material breach by the Issuer under the Merger Agreement and (3) in favor of any applicable adjournment or postponement of the Issuer’s stockholders meeting in respect of the Merger Agreement.

The foregoing summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of May 17, 2024, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to

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direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of May 17, 2024, based on an aggregate of 177,464,725 shares of Common Stock, representing the sum of (i) 111,516,601 shares of the Issuer’s Class A Common Stock and (ii) 65,948,124 shares of the Issuer’s Class B Common Stock (each entitled to one vote and voting together with the Class A Common Stock on all matters presented to stockholders for their vote or approval, with certain exceptions), in each case, outstanding as of April 30, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 6, 2024.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power
Goff Focused Energy Strategies, LP	489,058	0.28%	0	489,058	0	489,058
GFS Energy GP, LLC	489,058	0.28%	0	489,058	0	489,058
Goff MCEP II, LP	953,663	0.54%	0	953,663	0	953,663
GFS MCEP GP, LLC	953,663	0.54%	0	953,663	0	953,663
Goff MCF Partners, LP	2,028,804	1.14%	0	2,028,804	0	2,028,804
GFS Contango GP, LLC	2,028,804	1.14%	0	2,028,804	0	2,028,804
GFS Management, LLC	3,471,525	1.96%	0	3,471,525	0	3,471,525
Goff Focused Strategies LLC	3,471,525	1.96%	0	3,471,525	0	3,471,525
GFT Strategies, LLC	3,471,525	1.96%	0	3,471,525	0	3,471,525
The Goff Family Foundation	52,391	0.03%	0	52,391	0	52,391
JCG 2016 Holdings, LP	1,876,779	1.06%	0	1,876,779	0	1,876,779
JCG 2016 Management, LLC	1,876,779	1.06%	0	1,876,779	0	1,876,779
Goff MCEP Holdings, LLC	607,741	0.34%	0	607,741	0	607,741
Goff Family Investments, LP	605,332	0.34%	0	605,332	0	605,332
Goff Capital, Inc.	1,213,073	0.68%	0	1,213,073	0	1,213,073
John C. Goff 2010 Family Trust	8,974,900	5.06%	2,413,523	6,561,377	2,413,523	6,561,377
Travis Goff	6,575,727	3.71%	14,350	6,561,377	14,350	6,561,377
John C. Goff	9,741,648	5.49%	3,180,271	6,561,377	3,180,271	6,561,377

Goff Energy is the record holder of 489,058 shares of Common Stock. MCEP II is the record holder of 953,663 shares of Common Stock. Goff MCF is the record holder of 2,028,804 shares of Common Stock. Goff Foundation is the record holder of 52,391 shares of Common Stock. Holdings is the record holder of 1,876,779 shares of Common Stock. Goff MCEP is the record holder of 607,741 shares of Common Stock. Family Investments is the record holder of 605,332 shares of Common Stock. GFS Energy, as general partner to Goff Energy, may be deemed to beneficially own the shares of Common Stock held of record by Goff Energy. GFS MCEP, as general partner to MCEP II, may be deemed to beneficially own the shares of Common Stock held of record by MCEP II. GFS Contango, as general partner to Goff MCF (together with MCEP II and Goff Energy, the “Funds”), may be deemed to beneficially own the shares of Common Stock held of record by Goff MCF. GFS Management, as managing member to GFS Energy, GFS MCEP, and GFS Contango, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFS, as managing member to GFS Management, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. GFT, as controlling equity holder of GFS, may be deemed to beneficially own the shares of Common Stock held of record by the Funds. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the shares of Common Stock held of record by Holdings. Goff Capital, as manager to Goff MCEP and general partner to Family Investments, may be deemed to beneficially own the shares of Common Stock held of record by Goff MCEP and Family

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Investments. Goff Family Trust is the record holder of 2,413,523 shares of Common Stock, and as managing member of GFT and sole shareholder of Goff Capital and Holdings GP, may be deemed to beneficially own the shares of Common Stock held of record by the Funds, Holdings, Goff MCEP, and Family Investments. Travis Goff is the record holder of 14,350 shares of Common Stock. Travis Goff is also the President of Goff Capital, GFS, and Holdings GP. As a result of the foregoing relationships, he may be deemed to beneficially own the shares of Common Stock beneficially owned by the Funds, Holdings, Goff MCEP, and Family Investments. John C. Goff is the record holder of 714,357 shares of Common Stock, and as manager of GFS, the sole board member of the Goff Foundation, and the sole trustee of the Goff Family Trust, which is the sole shareholder of Goff Capital and Holdings GP, he may be deemed to beneficially own the shares of Common Stock held of record by the Funds, Goff Foundation, Holdings, Goff MCEP, Family Investments and Goff Family Trust.

Item 5(c) of the Statement is hereby supplemented with the following:

Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph:

The information contained in Item 4 to this Amendment is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1

Voting and Support Agreement, dated as of May 15, 2024, by and between John C. Goff, Goff MCF Partners, LP, Goff Family Investments, LP, The John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Goff MCEP Holdings, LLC, Goff MCEP II, LP, Goff Focused Energy Strategies, LP, Goff Family Foundation, each as a stockholder of Crescent Energy Company, and SilverBow Resources, Inc.

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SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

John C. Goff

/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Foundation

By:	/s/ John C. Goff
John C. Goff, sole board member

[Signature Page to Schedule 13D/A]

GFS Contango GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By: its Managing Member, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

JCG 2016 Management, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Energy GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC
By: its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

[Signature Page to Schedule 13D/A]

Goff MCEP II, LP
By: its General Partner, GFS MCEP GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS MCEP GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Energy Strategies, LP
By: its General Partner, GFS Energy GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Travis Goff

/s/ Travis Goff

[Signature Page to Schedule 13D/A]